Filed by Tellabs, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
SEC File No.: 333-116794

The following is a press release issued July 7, 2004  by Tellabs and AFC regarding the granting of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

FOR IMMEDIATE RELEASE
July 7, 2004

FTC grants early termination of waiting period for Tellabs’ proposed merger with AFC

Naperville, Ill., and Petaluma, Calif. — Tellabs (NASDAQ: TLAB) and AFC®, The Acronym for AccessSM (NASDAQ: AFCI), today announced that the Federal Trade Commission (FTC) has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act for Tellabs’ proposed merger with AFC. The two companies filed for this approval on June 21, 2004.

On June 23, 2004, Tellabs filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC), which is available on the SEC’s web site. This document is currently under review by the SEC. The SEC may have comments and suggested revisions to the document before it is finalized. When the comment and response process has concluded, the finalized joint proxy statement/prospectus contained in the Form S-4 will be sent to both companies’ stockholders in connection with the stockholder meetings that will be held to approve the transaction. It is anticipated that the closing would occur promptly after these meetings, assuming both companies’ stockholders approve the merger. The companies currently anticipate closing the merger before the end of October 2004.

About Tellabs—Headquartered in Naperville, Ill., Tellabs delivers technology that transforms the way the world communicates™. Tellabs experts design, develop, deploy and support our solutions for telecom service providers in more than 100 countries. More than two-thirds of telephone calls and Internet sessions in several countries, including the United States, flow through Tellabs equipment. Our product portfolio provides solutions in next-generation optical networking, managed access, carrier-class data, voice quality enhancement and cable telephony. For details, see www.tellabs.com.

About AFC —Headquartered in Petaluma, Calif., AFC is a leading provider of broadband access solutions for the global telecommunications industry. With a customer base of more than 800 service providers worldwide, AFC continues to build and support the world’s evolving broadband access network architecture. For more information, please visit AFC online at www.afc.com or call 1-800-690-AFCI.

Forward-Looking Statements— Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (File No. 333-116794) which contains a Preliminary Joint Proxy Statement/Prospectus. Tellabs, Inc. and Advanced Fibre Communications, Inc. expect to mail a Definitive Joint Proxy Statement/Prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Tellabs, Inc. and Advanced Fibre Communications, Inc., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Tellabs, Inc. and Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Definitive Joint Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.‘s 2004 annual meeting of stockholders. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.‘s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus.

NOTICE TO INVESTORS, PROSPECTIVE INVESTORS AND THE INVESTMENT COMMUNITY--CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements in this press release regarding the proposed merger of Tellabs, Inc. and Advanced Fibre Communications, Inc. which are not historical facts, including the anticipated timing of the merger, are “forward-looking statements.” Forward-looking statements are not guarantees of future events or performance and involve risks, uncertainties and other factors that may cause actual events and either company’s actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Actual events and either company’s actual future results could differ materially from those predicted in such forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statement and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this release are premised include: (a) receipt of regulatory and stockholder approvals without unexpected delays or conditions and fulfillment of all other contractual conditions to the closing of the merger; (b) timely implementations and execution of merger integration plans; (c) retention of customers and critical employees; (d) economic changes impacting the telecommunications industry; (e) successfully leveraging Tellabs/Advanced Fibre Communications’ comprehensive product offering to the combined customer base; (f) the financial condition of telecommunication service providers and equipment vendors, including any impact of bankruptcies; (g) the impact of customer and vendor consolidation; (h) successfully introducing new technologies and products ahead of competitors; (i) successful management of any impact from slowing economic conditions or customer demand; and (j) protection and access to intellectual property, patents and technology. In addition, the ability of Tellabs/Advanced Fibre Communications to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of Tellabs/Advanced Fibre Communications, and other risks and uncertainties described from time to time in Tellabs/Advanced Fibre Communications’ public filings with the Securities and Exchange Commission. Tellabs and Advanced Fibre Communications disclaim any intention or obligation to update or revise any forward-looking statements.

Advanced Fibre Communications, Inc., AFC, the AFC logo, and DISC*S are registered trademarks of Advanced Fibre Communications, Inc. The Acronym for Access is a service mark of Advanced Fibre Communications, Inc. Copyright 2004. All rights reserved.

Tellabs®, ®, and technology that transforms the way the world communicates are trademarks or registered trademarks of Tellabs or one of its affiliates in the United States and/or other countries. Any other trademarks are the property of their respective owners.

Contacts:
Tellabs	AFC
Investors	Investors
Tom Scottino: +1.630.798.3602	Jeff Finn: +1.707.793.7720
tom.scottino@tellabs.com	jeff.finn@afc.om

Media	Media
Ariana Nikitas: +1.630.798.2532	Teresa Novak: +1.707.793.4410
ariana.nikitas@tellabs.com	teresa.novak@afc.com